SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Universal Security Instruments, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

913821 30 2

(CUSIP Number)

Dave M. Muchnikoff, P.C.
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 2000
(202) 295-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

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SCHEDULE 13D/A

CUSIP No. 913821 30 2	Page 1 of 4 Pages

	1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael L. Kovens

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS N/A

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 359,930 shares

	8.	SHARED VOTING POWER 0 shares

	9.	SOLE DISPOSITIVE POWER 359,930 shares

	10.	SHARED DISPOSITIVE POWER 0 shares

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,930 shares/1/

	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%

	14.	TYPE OF REPORTING PERSON IN

	/1/	Includes options to purchase 20,000 shares of Common Stock exercisable within 60 days of the date hereof.

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SCHEDULE 13D/A

CUSIP No. 913821 30 2	Page 2 of 4 Pages

            This is Amendment No. 6 to the Schedule 13D filed on September 14, 1998, by Michael L. Kovens (the "Reporting Person). Amendments were filed for events on December 24, 2001, February 10, May 7 and October 11, 2002 and on September 3, 2003. The item numbers refer to items in the Schedule 13D. All information in this Amendment No. 6 with respect to the common stock of Universal Security Instruments, Inc. is correct to the best knowledge and belief of the Reporting Person. The Schedule l3D is hereby amended and supplemented by adding the following information:

Item 1.     Security and Issuer

            This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Universal Security Instruments, Inc. (the "Company"). The principal executive offices of the Company are located at 7-A Gwynns Mill Court, Owings Mills, Maryland 21117.

Item 2. Identity and Background

(a)-(c)	This Schedule 13D is filed by Michael Kovens (the "Reporting Person"). The Reporting Person's residence address is 6 Regency Court, Baltimore, Maryland 21208. Mr. Kovens is the President of Omni Motor Sports, Inc. located at 10711 Gilroy Road, Hunt Valley, Maryland 21031.

Item 4.     Purpose of Transaction

            On September 3, 2003, the Reporting Person instituted litigation in the Circuit Court for Baltimore County, Maryland seeking injunctive relief to, among other things, delay the date of the Company's 2003 annual meeting of stockholders and to enjoin or declare invalid certain other corporate actions which the Reporting Person believes were adopted without a lawful corporate purpose and solely to entrench the Company's current Board of Directors. The Reporting Person, who had been a director of the Company since 1969, was not nominated for reelection at the Company's 2003 annual meeting of stockholders.

            Among the matters challenged in the litigation was the Company's denial of the Reporting Person's nomination of himself as a director at the 2003 annual meeting of stockholders and the Company's denial of a request for stockholder and financial information to which the Reporting Person has a right under Maryland law. On September 8, 2003, the Circuit Court for Baltimore County denied the Reporting Person's request for a temporary restraining order. On October 1, 2003, the Reporting Person and the Company filed a Joint Motion to Stay Proceedings which was approved by the Circuit Court for Baltimore County to permit the parties to engage in settlement discussions.

            The Reporting Person and the Company have been unable to resolve their differences. On May 27, 2004, the Reporting Person filed a motion to reopen the proceedings and an amended complaint with the Circuit Court for Baltimore County, Maryland. The amended complaint was filed by the Reporting Person on behalf of himself and the Company in a derivative action seeking injunctive relief to, among other things, enjoin the Company and defendants Stephen C. Knepper, Harvey B. Grossblatt, Cary Luskin, Howard Silverman and Ronald Seff (the "Defendants") from (i) denying the Reporting Person access to stockholder and financial information to which the Reporting Person has a right under Maryland law; (ii) voting any proxies held by any of the Defendants on any stock issued by the Company since October 1, 2001; (iii) voting any stock issued by the Company since October 1, 2001; (iv) enforcing the "Change of Control" provisions in the employment contract of Harvey B. Grossblatt; (v) taking any action that would further dilute the capital stock of the Company; (vi) taking any action that would further dilute the stock interests of the Reporting Person and the other stockholders; (vii) taking any action that would further interfere with the voting interest of the Reporting Person and the other stockholders; (viii) issuing any additional capital stock of the Company to themselves; and (ix) issuing any additional stock options to themselves.

            The amended complaint also seeks a declaratory judgment declaring, among other things, that (i) all actions of the Company's board of directors and its stock option committee as to the granting of any options and restrictive shares of the Company's Common Stock pursuant to its non-qualified stock option plan from October 1, 2001 to the present are void and unenforceable and ordering rescission of all such grants or issuances of stock upon exercise of such grants; (ii) any employment agreements between the Company and Defendants Knepper, and/or Grossblatt are void and unenforceable and ordering rescission of all such employment agreements; (iii) any bylaw amendment adopted by the Board of the Company from October 1, 2001 to the present is void and unenforceable; (iv) the election of the Company's board of directors to be governed by Section 3-804 of the Corporations and Associations Article of the Annotated Code of Maryland ("Section 3-804") is void and unenforceable and directing the board of directors of the Company to file with the State of Maryland an instrument revoking the election previously filed by the Company; and (v) the election of the Board of Directors at the September 8, 2003 Annual Meeting of the Company is null and void. Section 3-804 requires, among other things, a two-thirds stockholder vote requirement to remove a director and that a vacancy in the board of directors may only be filled by remaining directors.

            The amended complaint also alleges that corporate actions taken by the Defendants were for their own personal gain and in breach of their fiduciary duties to the Company. On behalf of the Company, the amended complaint seeks damages from the Defendants in the amount of $25.0 million. The amended complaint also contains private causes of action that the Reporting Person alleges against the Defendants.

            A copy of the amended complaint as filed in Baltimore County Circuit Court (Case No. C-03-9639) is attached hereto as Exhibit 99.1.

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SCHEDULE 13D/A

CUSIP No. 913821 30 2	Page 3 of 4 Pages

Item 5.     Interest in Securities of the Issuer

            (a)  The Reporting Person is the beneficial owner of 359,930 shares of Common Stock, representing approximately 23.0% of the total outstanding shares of Common Stock (based on the 1,164,092 shares of Common Stock issued and outstanding as of the date of the Company's Form 10-Q filed February 12, 2004 and including options to purchase 20,000 shares of Common Stock held by the Reporting Person, as adjusted for a four for three stock split paid on April 5, 2004).

(b)	(1)	Sole power to vote or to direct vote:	359,930
	(2)	Shared power to vote or to direct vote:	0
	(3)	Sole power to dispose or to direct disposition:	359,930
	(4)	Shared power to dispose or to direct disposition:	0

(c)	During the last 60 days, the Reporting Person has made the following sales of the Company's Common Stock:

Date	Shares	Per Share Price	Total Proceeds	Where Transacted
4/19/04	4,300	$13.00	55,920	Open Market
4/20/04	2,540	$13.00	33,030	Open Market
5/18/04	2,000	$11.72	23,450	Open Market
5/19/04	2,160	$11.40	24,624	Open Market

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Company's Common Stock held by the Reporting Person.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            The Reporting Person owns options to purchase 20,000 shares of Common Stock at an exercise price of $2.25 per share, all of which are currently exercisable, as adjusted for a four for three stock split paid on April 5, 2004.

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SCHEDULE 13D/A

CUSIP No. 913821 30 2	Page 4 of 4 Pages

Item 7.     Material to be Filed as Exhibits

99.1	Amended Complaint filed May 26, 2004 in the Circuit Court for Baltimore County, Maryland.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 2, 2004	/s/ Michael L. Kovens Michael L. Kovens